April 4, 2011
Filed via Edgar
Ms. Julie F. Rizzo
Attorney Examiner
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Bob Evans Farms, Inc.
Form 10-K for the Fiscal Year Ended April 30, 2010
Filed June 10, 2010
File No. 000-01667
Dear Ms. Rizzo:
Below please find our responses to the comments, dated March 17, 2011, of the staff of the Securities and Exchange Commission relating to the above referenced filings of Bob Evans Farms, Inc. As requested, we have tried to provide detailed responses to help explain the nature of our disclosures. For your convenience, we have included the original staff comment prior to each of our responses.
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 26; Why does Bob Evans pay base salaries: Annual Cash Performance Bonuses, page 30.
“1. We note your response to our prior comment two and your statement that you will “continue to omit disclosure of those performance measures that would cause us competitive harm (consistent with our previous disclosures and communications with the staff).” Please confirm that your response is referencing solely to your letter dated March 13, 2009 in response to comments on your Form 10-K for the fiscal year ended April 25, 2008. If so, to the extent there have been any changes to this analysis regarding the omission of additional performance measures that would cause you competitive harm, please provide us with your analysis for concluding that the disclosure of such performance measures is not required because it would result in competitive harm and such disclosure may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K.”

Securities and Exchange Commission
April 4, 2011

Company Response: We confirm that the response is referencing solely our letter dated March 13, 2009, and that there have not been any changes to this analysis.
“2. We also note in your response to our prior comment two that you reserve the right to omit disclosure for performance measures that are not material to the overall determination of a named executive officer’s compensation. Please confirm that in future filings you will disclose all performance measures used to determine a named executive officer’s compensation. Alternatively, if you wish to argue that it is appropriate to omit performance measures based on materiality, please provide your analysis at this time. The supplemental analysis should be based upon the disclosure in your August 3, 2010 definitive proxy statement. In addition, supplementally advise us whether the company’s targets for the 2011 fiscal year are expected to be materially different from those of the 2010 fiscal year.”
Company Response: We confirm that we are not taking the position that we will omit performance measures based solely on whether they are material. Supplementally we advise you that the Company’s performance measures and targets for the 2011 fiscal year were published on pages 43 and 44 of our proxy statement dated August 4, 2010. Our next proxy statement will include the minimum and maximum performance measures and targets for the fiscal 2011 quantitative performance goals.
We acknowledge that Bob Evans Farms, Inc. is responsible for the adequacy and accuracy of the disclosure in our filings and that staff comments, or changes to disclosure in response to staff comments, do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings reviewed by the staff. Furthermore, we acknowledge that Bob Evans Farms, Inc. may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
We trust that you will find that we have been appropriately responsive to your comments. Please feel free to contact the undersigned at (614) 492-4935 at your convenience if you have any questions regarding this response.

Sincerely, Bob Evans Farms, Inc.
/s/Mary L. Garceau

Mary L. Garceau, Vice President, General Counsel and Corporate Secretary